BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS) in accordance with Instruction CVM no. 358/2002 and no. 384/2013 and as approved by the Board of Directors informs its shareholders and the market in general that its subsidiary BRF Pet S.A., dedicated to the pet food segment, executed, on this date, an agreement for the acquisition of the companies Paraguassu Participações S.A. and Affinity Petcare Brasil Participações Ltda., holders of 100% (one hundred percent) of the capital stock of Mogiana Alimentos S.A. (“Mogiana Alimentos” and “Mogiana Transaction”, respectively). The purchase price of the Mogiana Transaction is subject to the adjustments contemplated in the purchase and sale agreement and will be informed to the market upon the closing of this transaction.

The Company clarifies that the Mogiana Transaction was approved by its Board of Directors and does not depend on the approval of the Company General Shareholders´ Meeting, as it has an economic rationale and will be carried out by means of its subsidiary BRF Pet S.A., dedicated to the pet food segment, pursuant to item 7.11 of the Circular Letter/CVM/SEP/N°01/2021.

About the Mogiana Alimentos

In the pet food market for over 46 years, Mogiana Alimentos is a company specialized in animal nutrition products for dogs and cats, with solid standards of quality, governance and food safety. The company is headquartered in Campinas, São Paulo - Brazil and operates with a strong presence in the Southeast region, in addition to exporting products to countries in the Caribbean, Europe and South America, having, for this purpose, two production units in Campinas-SP and Bastos-SP. Its products’ portfolio includes relevant brands, such as the super premium Guabi Natural, Gran Plus in the high premium segment, Faro in the premium segment, in addition to the Herói and Cat Meal brands in the standard segment.

Transaction Rationale

In accordance with the "Vision 2030" plan, and in connection with the announcement of the signing of the Hercosul Group purchase agreement on June 18, 2021 (“Hercosul Transaction”), the execution of the purchase and sale agreement of the companies holding 100% of the capital stock of Mogiana Alimentos, by means of its subsidiary BRF Pet S.A., strengthens the Company’s business generation and diversification, responding to the consumers’ growing demands in this segment. These initiatives represent the effective steps to becoming one of the largest and most relevant players in the Brazilian pet food market by 2025, accelerating the development of its production capacity, logistics, brands and innovation in this segment, in addition to boosting the business in the specialized distribution channel.

With the closing of the Transactions, BRF will become one of the largest players in the pet food segment, with a market share of approximately 10%, according to estimates based on data provided by ABINPET (Brazilian Association of the Pet Products Industry).

The Mogiana Transaction is subject to the approval of the Brazilian competition authorities and to the satisfaction of other conditions precedent applicable to transactions of this nature.

The Company will keep the market duly informed about future developments.

São Paulo, June 25, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A.